EXHIBIT 99

Magna Announces Third Quarter 2020 Results

  Sales of $9.1 billion decreased 2%, compared to 4% lower global light vehicle production
  Recorded non-cash impairment charges of $200 million after income taxes and loss attributable to non-controlling interests related to our investment in an equity accounted transmissions joint venture
  Diluted earnings per share of $1.35, compared to diluted loss per share of $0.75 in the third quarter of 2019
  Adjusted diluted earnings per share of $1.95, 38% higher than the third quarter of 2019
  Cash from operating activities of $1.6 billion, compared to $750 million in the third quarter of 2019
  2020 Outlook increased to reflect higher total Sales and Adjusted EBIT margin expectations

AURORA, Ontario, Nov. 06, 2020 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the third quarter ended September 30, 2020.  Please click HERE for full third quarter Financial Statements and MD&A.

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2020	2019	2020	2019
Reported

Sales	$9,129	$9,319	$22,079	$30,036

Income (loss) from operations before income taxes	$436	$(319)	$33	$1,644

Net income (loss) attributable to Magna International Inc.	$405	$(233)	$19	$1,325

Diluted earnings (loss) per share	$1.35	$(0.75)	$0.06	$4.15

Non-GAAP Financial Measures(1)

Adjusted EBIT	$778	$558	$581	$1,955

Adjusted diluted earnings per share	$1.95	$1.41	$1.12	$4.63

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1) Adjusted EBIT and Adjusted diluted earnings per share are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

“Following the significant production declines driven by the COVID-19 pandemic in the first half of the year, we began to experience a recovery in production at the end of the second quarter. Our strong third quarter results reflect the actions we have taken to reduce discretionary and structural costs in the face of the lower levels of vehicle production. We expect our cost structure and operating philosophy to continue to drive profitability and returns as vehicle volumes recover, while allowing us to navigate through challenging times.”

- Don Walker, Magna’s Chief Executive Officer

THREE MONTHS ENDED SEPTEMBER 30, 2020

Sales and Adjusted EBIT came in above our expectations in the third quarter of 2020, as vehicle production was better than anticipated, and we were able to efficiently ramp up production while benefitting from discretionary and structural cost savings and efficiencies realized across the company. We also benefitted from COVID-19 related government employee support programs which were extended into the third quarter of 2020.

On a consolidated basis, we posted sales of $9.1 billion for the third quarter of 2020, a decrease of 2% from the third quarter of 2019, compared to global light vehicle production that decreased 4%, reflecting a decline of 5% in Europe and essentially level production in North America.

Adjusted EBIT increased to $778 million in the third quarter of 2020 compared to $558 million in the third quarter of 2019. The increase mainly reflected higher margin earned on sales, the benefit of COVID-19 related government employee support programs, and the negative impact of the labour strike at General Motors that was reflected in our results in the third quarter of 2019.

Income from operations before income taxes was $436 million for the third quarter of 2020 compared to a loss of $319 million in the third quarter of 2019. Included in income from operations before income taxes in the third quarter of 2020 were Other expense, net items totaling $316 million, mainly comprised of a non-cash impairment of assets, partially offset by net gains on the revaluation of certain private equity investments, compared to $859 million in the third quarter of 2019, substantially comprised of non-cash impairment of assets and net losses on the revaluation of our investments. Excluding Other expense, net from both periods, income from operations before income taxes increased $212 million in the third quarter of 2020 compared to the third quarter of 2019.

Net income attributable to Magna International Inc. was $405 million for the third quarter of 2020 compared to a loss of $233 million in the third quarter of 2019. Included in net income attributable to Magna International Inc. in the third quarter of 2020 were Other expense, net items totaling $180 million after tax and loss attributable to non-controlling interests, compared to $671 million after tax and loss attributable to non-controlling interests in the third quarter of 2019. Excluding Other expense, net from both periods, net income attributable to Magna International Inc. increased $147 million in the third quarter of 2020 compared to the third quarter of 2019.

Diluted earnings per share increased to $1.35 in the third quarter of 2020, compared to a loss of $0.75 in the comparable period. Adjusted diluted earnings per share increased 38% to $1.95 compared to $1.41 for the third quarter of 2019.

In the third quarter of 2020, we generated $1.6 billion in cash from operating activities, including $518 million from operating assets and liabilities. Investment activities for the third quarter of 2020 included $213 million in fixed asset additions, $68 million in investments, other assets and intangible assets and $12 million in private equity investments.

NINE MONTHS ENDED SEPTEMBER 30, 2020

We posted sales of $22.1 billion for the nine months ended September 30, 2020, a decrease of 26% from the nine months ended September 30, 2019. This is compared to global light vehicle production which decreased 25% in the first nine months of 2020 compared to the first nine months of 2019, largely due to the COVID-19 pandemic and related restrictions that resulted in the temporary suspension of production at substantially all OEM and supplier production facilities in the first half of 2020. Vehicle production declined 28% and 31% in our most significant production markets of North America and Europe, respectively, and declined 11% in China.

During the nine months ended September 30, 2020, income from operations before income taxes was $33 million, net income attributable to Magna International Inc. was $19 million and diluted earnings per share was $0.06, down $1.6 billion, $1.3 billion and $4.09, respectively, each compared to the first nine months of 2019.

During the nine months ended September 30, 2020, Adjusted EBIT decreased to $581 million, and adjusted diluted earnings per share decreased to $1.12.

During the nine months ended September 30, 2020, we generated cash from operations before changes in operating assets and liabilities of $1.4 billion and invested $392 million in operating assets and liabilities. Investment activities for the first nine months of 2020 included $585 million in fixed asset additions, $233 million in investments, other assets and intangible assets, and $114 million in private equity investments, primarily related to Waymo.

RETURN OF CAPITAL TO SHAREHOLDERS

During the three and nine months ended September 30, 2020, we paid dividends of $115 million and $352 million, respectively. In addition, we repurchased 4.8 million shares for cancellation for $192 million in the first quarter of 2020.

Our Board of Directors declared a third quarter dividend of $0.40 per Common Share, payable on December 4, 2020 to shareholders of record as of the close of business on November 20, 2020.

OTHER MATTERS

Subject to the approval by the Toronto Stock Exchange and New York Stock Exchange, our Board of Directors approved a new Normal Course Issuer Bid (“NCIB”) to purchase up to 29.6 million of our Common Shares, representing approximately 10% of our public float of Common Shares. This NCIB is expected to commence on or about November 15, 2020 and will terminate one year later.

“We are pleased with how quickly we were able to return to stronger margins and free cash flow(2) generation in the third quarter, even at relatively low vehicle production levels. Our updated outlook reflects our expectation of a solid finish to 2020 for Magna.”

- Vince Galifi, Magna’s Chief Financial Officer

(2) Free cash flow represents Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other assets minus capital spending minus investments in other assets.

SEGMENT SUMMARY

($Millions unless otherwise noted)	For the three months ended September 30,
	Sales			Adjusted EBIT
	2020	2019	Change	2020	2019	Change
Body Exteriors & Structures	$3,858	$3,984	$(126)	$390	$306	$84
Power & Vision	2,722	2,696	26	227	167	60
Seating Systems	1,280	1,266	14	66	56	10
Complete Vehicles	1,402	1,516	(114)	70	29	41
Corporate and Other	(133)	(143)	10	25	—	25
Total Reportable Segments	$9,129	$9,319	$(190)	$778	$558	$220

	For the three months ended September 30,
				Adjusted EBIT as a percentage of sales
				2020	2019	Change
Body Exteriors & Structures				10.1%	7.7%	2.4%
Power & Vision				8.3%	6.2%	2.1%
Seating Systems				5.2%	4.4%	0.8%
Complete Vehicles				5.0%	1.9%	3.1%
Consolidated Average				8.5%	6.0%	2.5%

($Millions unless otherwise noted)	For the nine months ended September 30,
	Sales			Adjusted EBIT
	2020	2019	Change	2020	2019	Change
Body Exteriors & Structures	$9,157	$12,535	$(3,378)	$274	$1,010	$(736)
Power & Vision	6,543	8,587	(2,044)	136	584	(448)
Seating Systems	3,065	4,151	(1,086)	22	233	(211)
Complete Vehicles	3,656	5,246	(1,590)	164	100	64
Corporate and Other	(342)	(483)	141	(15)	28	(43)
Total Reportable Segments	$22,079	$30,036	$(7,957)	$581	$1,955	$(1,374)

	For the nine months ended September 30,
	Adjusted EBIT as a percentage of sales
	2020	2019	Change
Body Exteriors & Structures	3.0%	8.1%	(5.1)%
Power & Vision	2.1%	6.8%	(4.7)%
Seating Systems	0.7%	5.6%	(4.9)%
Complete Vehicles	4.5%	1.9%	2.6%

Consolidated Average	2.6%	6.5%	(3.9)%

For further details on our segment results, please see our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements.

2020 OUTLOOK

	Current(3)	Previous
Light Vehicle Production (Units) North America Europe	12.7 million 16.1 million	12.5 million 15.9 million

Segment Sales Body Exteriors & Structures Power & Vision Seating Systems Complete Vehicles	$13.0 - $13.4 billion $9.2 - $9.5 billion $4.3 - $4.5 billion $5.4 - $5.6 billion

Total Sales	$31.5 - $32.5 billion	$30.0 - $32.0 billion

Adjusted EBIT Margin(4)	4.0% - 4.4%	2.9% - 3.3%

Equity Income (included in EBIT)	$120 - $150 million

Interest Expense, net	Approximately $90 million	Approximately $90 million

Income Tax Rate(5)	Approximately 28.5%	Approximately 30%

Net Income attributable to Magna (6)	$850 - $975 million

Capital Spending	Approximately $1.3 billion	Approximately $1.4 billion

(3)  Our current outlook includes Segment Sales, Equity Income and Net income attributable to Magna, none of which were provided in our previous outlook dated August 7, 2020
(4)  Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales
(5)  The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation
(6)  Net Income attributable to Magna represents Net Income excluding Other expense (income), net

In this 2020 outlook, we have assumed:

  2020 light vehicle production volumes (as set out above);
  no material unannounced acquisitions or divestitures; and
  foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency as follows:
    1 Canadian dollar equals U.S. dollars     0.742
    1 euro equals U.S. dollars                       1.138

There continues to be uncertainty related to our outlook above as a result of elevated risks associated with consumer demand, as well as continuing COVID-19 risks to various aspects of our business and the automotive industry, as discussed in our MD&A for the third quarter of 2020, our Annual Information Form / Form 40-F dated March 27, 2020 and subsequent filings.

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Adjusted EBIT

The following table reconciles net income to Adjusted EBIT:

	For the three months ended September 30,
	2020	2019

Net income (loss)	$327	$(364)
Add:
Interest expense, net	26	18
Other expense, net	316	859
Income taxes	109	45
Adjusted EBIT	$778	$558

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

Adjusted EBIT as a percentage of sales is calculated in the table below:

	For the three months ended September 30,
	2020	2019

Sales	$9,129	$9,319
Adjusted EBIT	$778	$558
Adjusted EBIT as a percentage of sales	8.5%	6.0%

Adjusted diluted earnings per share

The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the three months ended September 30,
	2020	2019

Net income (loss) attributable to Magna International Inc.	$405	$(233)
Add (deduct):
Other expense, net	316	859
Tax effect on Other expense, net	(61)	(61)
Loss attributable to non-controlling interests related
to Other expense, net	(75)	(127)
Adjusted net income attributable to Magna International Inc.	$585	$438
Diluted weighted average number of Common Shares outstanding during the period (millions):	299.4	310.7
Adjusted diluted earnings per share	$1.95	$1.41

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Adjusted EBIT

The following table reconciles net income to Adjusted EBIT:

	For the nine months ended September 30,
	2020	2019

Net (loss) income	$(73)	$1,187
Add (deduct):
Interest expense, net	64	63
Other expense, net	484	248
Income taxes	106	457
Adjusted EBIT	$581	$1,955

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

Adjusted EBIT as a percentage of sales is calculated in the table below:

	For the nine months ended September 30,
	2020	2019

Sales	$22,079	$30,036
Adjusted EBIT	$581	$1,955
Adjusted EBIT as a percentage of sales	2.6%	6.5%

Adjusted diluted earnings per share

The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the nine months ended September 30,
	2020	2019

Net income attributable to Magna International Inc.	$19	$1,325
Add (deduct):
Other expense, net	484	248
Tax effect on Other expense, net	(93)	32
Loss attributable to non-controlling interests related
to Other expense, net	(75)	(127)
Adjusted net income attributable to Magna International Inc.	$335	$1,478
Diluted weighted average number of Common Shares outstanding during the period (millions):	300.2	319.1
Adjusted diluted earnings per share	$1.12	$4.63

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our third quarter ended September 30, 2020 results on Friday, November 6, 2020 at 8:00 a.m. ET. The conference call will be chaired by Don Walker, Chief Executive Officer. The number to use for this call from North America is 1-800-908-8370. International callers should use 1-416-981-9035. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call as well as our financial review summary will be available on our website Friday prior to the call.

TAGS
Quarterly earnings, financial results, vehicle production

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com │ 248.631.5396

OUR BUSINESS (7)
We are a mobility technology company. We have over 157,000 entrepreneurial-minded employees, 344 manufacturing operations and 93 product development, engineering and sales centres in 27 countries. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities that include body, chassis, exteriors, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

(7) Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements relating to: the expected impact of our cost structure and spending reductions on our financial results; forecasts of light vehicle production in North America and Europe, including expected split by reporting segment; expected Total sales, based on such light vehicle production; EBIT margin; Equity Income; Net interest expense; Tax rate; Net Income; and Capital spending.

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry

  economic cyclicality;
  regional production volume declines, including as a result of the COVID-19 (Coronavirus) pandemic;
  intense competition;
  potential restrictions on free trade;
  trade disputes/tariffs;

Customer and Supplier Related Risks

  concentration of sales with six customers;
  OEM consolidation and cooperation;
  shifts in market shares among vehicles or vehicle segments;
  shifts in consumer "take rates" for products we sell;
  quarterly sales fluctuations;
  potential loss of any material purchase orders;
  a deterioration in the financial condition of our supply base, including as a result of the COVID-19 (Coronavirus) pandemic;
  increased financial pressure, including as a result of COVID-19 caused OEM bankruptcies;

Manufacturing Operational Risks

  product and new facility launch risks;
  operational underperformance;
  restructuring costs;
  impairment charges;
  labour disruptions;
  labour shortage in our facilities, or those of our customers and suppliers, as a result of the COVID-19 (Coronavirus) pandemic;
  COVID-19 (Coronavirus) shutdowns;
  supply disruptions and applicable costs related to supply disruption mitigation initiatives, including as a result of the
  COVID-19 (Coronavirus) pandemic;
  climate change risks;
  attraction/retention of skilled labour;

IT Security/Cybersecurity Risk

  IT/Cybersecurity breach;
  Product Cybersecurity breach;
Pricing Risks

  pricing risks between time of quote and start of production;
  price concessions, including as a result of the COVID-19 (Coronavirus) pandemic;
  commodity costs;
  declines in scrap steel prices;

Warranty / Recall Risks

  costs related to repair or replacement of defective products, including due to a recall;
  warranty or recall costs that exceed warranty provision or insurance coverage limits;
  product liability claims;

Acquisition Risks

  inherent merger and acquisition risks;
  acquisition integration risk;

Other Business Risks

  risks related to conducting business through joint ventures;
  our ability to consistently develop and commercialize innovative products or processes;
  our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;
  risks of conducting business in foreign markets;
  fluctuations in relative currency values;
  tax risks;
  reduced financial flexibility as a result of an economic shock;
  changes in credit ratings assigned to us;

Legal, Regulatory and Other Risks

  antitrust risk;
  legal claims and/or regulatory actions against us; and
  changes in laws and regulations, including those related to vehicle emissions or made as a result of the COVID-19 (Coronavirus) pandemic.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled "Industry Trends and Risks" and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.